EXHIBIT 1
                                                                       ---------

[DESC LOGO]

                   DESC ANNOUNCES SECOND QUARTER 2000 RESULTS
                   ------------------------------------------


Mexico City, July 25, 2000 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announces results for the second quarter of 2000.

                       DESC S.A. DE C.V. AND SUBSIDIARIES
                       ----------------------------------

               (figures in millions of constant pesos and dollars)

------------------------- --------------- ---------------- ---------------- ----------------- ---------------
                                   2Q 00            2Q 99         2Q 00 vs             1Q 00        2Q 00 vs
                                                                     2Q 99                             1Q 00
------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Sales (Ps.)                      5,870.7          6,332.9            -7.3%           5,328.6           10.2%

------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Sales (US$)                        608.7            610.1            -0.2%             555.6            9.6%

------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Exports                            275.4            234.1            17.6%             243.2           13.2%

------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Operating Income (Ps.)             679.4            965.0           -29.6%             589.0           15.3%
------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Operating Income (US$)              70.2             93.0           -24.5%              61.5           14.1%
------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Operating Margin                   11.6%            15.2%                              11.1%
------------------------- --------------- ---------------- ---------------- ----------------- ---------------
EBITDA (Ps.)                       947.9          1,167.2           -18.8%             851.1           11.4%

------------------------- --------------- ---------------- ---------------- ----------------- ---------------
EBITDA (US$)                        98.1            112.4           -12.8%              88.8           10.5%

------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Net Majority Income               -283.0            548.4             N.A.             431.8            N.A.
(Ps.)
------------------------- --------------- ---------------- ---------------- ----------------- ---------------
Net Majority Income                -29.2             52.7             N.A.              45.2            N.A.
(US$)
------------------------- --------------- ---------------- ---------------- ----------------- ---------------

o U.S. dollar amounts for Sales, Operating Income, EBITDA and Net Income are calculated using the monthly figures in current pesos divided by the average monthly exchange rate.
o        Exports are calculated based on invoices for dollar-denominated sales.
o        U.S. dollar figures are as of the close of the period.
o        All peso denominated figures are in constant pesos as of June 30, 2000
o 1999 figures include the poultry business (Campi) which was sold during December 1999 and are thus not comparable; within the food sector, figures are presented without consolidating the poultry results.

SALES
-----

Driven by improved sales in the autoparts and petrochemicals segments, sales in the second quarter increased 9.6% over the last quarter. In relation to the same period of last year, sales remained practically unchanged, although it should be considered that results for 2000 do not include sales from the poultry business, which was divested in December of 1999.

Excluding sales of Campi, sales in dollar terms for the quarter increased 11.4% versus the same quarter of last year.

                     SALES BREAKDOWN (TOTAL US $609 MILLION)

[Pie Chart showing break down of Net Sales for 2Q 2000 as follows:
Unik (Autoparts)    US$290
Girsa (Chemicals)   US$210
Agrobios (Food)     US$ 86
Dine (Real Estate)  US$ 23]

EXPORTS
-------

Exports totaled US $275.4 million this quarter, 17.6% higher than the second quarter of 1999, mainly driven by a 12.6% increase in exports from UNIK and a 35.0% increase in exports from GIRSA. Compared to the previous quarter of 2000, exports were 13.2% higher.

The results are indicative of the strong presence of DESC's businesses in the international markets. Exports represented 45.9% of total sales during this quarter.

Operating Income, Margins and EBITDA

Operating income registered a decrease of 24.5%, going from US $93 million in the second quarter of 1999 to US $70.2 million in the second quarter of 2000. Excluding results for Campi, the year-to-year decrease was 18.7%.

With the exception of UNIK, which registered an increase in income, cash flow and operating margin, operating results for the business segments registered a loss compared to 2Q99, in spite of the exchange rate during the months of April and May.

On the one hand, GIRSA had lower income, EBITDA and operating margin versus the second quarter of 1999 due to the fact that it could not increase sales prices by an amount comparable to price increases in raw materials. However, a slightly recovery in prices has begun, reflected in the higher operating margin registered as compared to the previous quarter, from 6.4% in 1Q00 to 8.3% in 2Q00.

In the food division, the aforementioned results were impacted by extraordinary charges related to the restructuring of ASF (Authentic Specialty Foods) (in inventories and accounts receivable, primarily) and lower sales volumes in tomato paste for export in Corfuerte.

On the other hand, EBITDA (earnings before income, taxes, depreciation and amortization) was US $ 98 million, as compared to the US $112 million registered during the same period of the previous year.

Without considering results for Campi, EBITDA for 2Q99 was US $104 million.


                               OPERATING CASH FLOW
                              (millions of dollars)

[Chart showing operating cash flow as follows:
1Q98     US$ 90
2Q98     US$111
3Q98     US$118
4Q98     US$ 97
1Q99     US$ 96
2Q99     US$112
3Q99     US$ 98
4Q99     US$ 99
1Q00     US$ 89*
2Q00     US$98*

*Excludes results for Campi; therefore not comparable.]


NET INCOME (LOSS)
-----------------

Net loss for the quarter was US $29 million, which was primarily impacted by a foreign exchange loss, given that the peso fell 6.1% against the dollar, generating a loss of US $54.5 million. As of June 30, 2000, the exchange rate was Ps. 9.8243 to the dollar; the current exchange rate is below the level of 9.40, which will generate an exchange gain in the following quarter.

TAXES
-----

During the second quarter of 2000, US $24.8 million was provisioned for the payment of taxes, an amount similar to that provisioned in the same period of 1999.

RELEVANT EVENTS
---------------

     >> On April 27, 2000 the Company held its Annual General Ordinary and Extraordinary Shareholders Meeting, where the following issues were decided:

         o The amendment of the Company's by-laws, in order to make them comply with the Code of Corporate Governance. This has resulted in the creation of 3 committees dependent on the Board of Directors: the Audit Committee, the Evaluation and Compensation Committee; and the Finance and Planning Committee.

         o The approval of the payment of a cash dividend of Ps.0.27 per each of the currently outstanding shares. The total amount of dividends paid was Ps.390,366,384.75 and were distributed in May of this year.

         o An increase in the amount of the Stock Repurchase Reserve of the Company, which previously amounted to Ps. 600,000,000 and which has now been increased to Ps. 2 billion.

                  The following table details total repurchased shares:

---------------------------- -------------------------- -------------------------- --------------------------
Repurchased Shares                       June 30, 2000             March 31, 2000          December 31, 2000
---------------------------- -------------------------- -------------------------- --------------------------
Desc A                                      38,267,000                 27,267,000                 24,117,000
---------------------------- -------------------------- -------------------------- --------------------------
Desc B                                      22,353,140                 18,779,140                 15,658,140
---------------------------- -------------------------- -------------------------- --------------------------
Desc C                                      34,086,470                 11,962,000                  2,773.000
---------------------------- -------------------------- -------------------------- --------------------------
Total                                       94,706,610                 58,008,140                 42,548,140
---------------------------- -------------------------- -------------------------- --------------------------

     >> In June DESC decided not to continue with its participation in Grupo Financiero Santander Mexico and sold the 16,936,206 shares it owned to Grupo Financiero Santander Mexico. DESC received Ps.120.9 million as a result of this sale.

     >> In July, DESC completed a secondary offering and issue under its medium-term note program. The amount of this new issue is Ps.1 billion UDI-denominated (inflation-linked). The net real interest rate will be 8.2% with a 7-year maturity period.

FINANCIAL STRUCTURE
-------------------

Following are the relevant highlights of Desc's balance sheet as of June 30, 2000:

     >> At the end of the quarter, 41% of the total debt was short-term, and 59% was long-term; the relation between short and long term debt will be better after the UDIs issue during July

     >> The debt mix was 91% U.S. dollar-denominated and 9% peso-denominated, which serves as a natural hedge of the Company's exports.

     >> Average cost of debt as of June 30, 2000 was 8.4% in U.S. dollars and 18.3% in Mexican pesos

DEBT LEVEL
----------

                                           NET DEBT AS OF JUNE 30, 2000
                                               (millions of dollars)

---------------------------- -------------------------- -------------------------- --------------------------
                                          Jun 30, 2000               Mar 31, 2000               Dec 31, 1999
                                                                                           (audited figures)
---------------------------- -------------------------- -------------------------- --------------------------
Cash                                           US $187                    US $114                    US $169

---------------------------- -------------------------- -------------------------- --------------------------
Total Debt                                   US $1,217                  US $1,064                  US $1,075

---------------------------- -------------------------- -------------------------- --------------------------
Net Debt                                     US $1,030                   US $ 950                   US $ 906

---------------------------- -------------------------- -------------------------- --------------------------
Interest Coverage                                  3.9                        3.9                        3.8

---------------------------- -------------------------- -------------------------- --------------------------

As a consequence of increased working capital requirements in the petrochemicals, food and real estate businesses, the payment of dividends during the month of May (US $41 million), and the continuation of the share buy back program (US $23.8 million), net debt increased by US $80 million during the quarter.

CHANGE IN THE ORGANIZATIONAL STRUCTURE OF DESC.
-----------------------------------------------

As part of DESC's strategy to improve results for the food products division, and in order to optimize existing human resources within the Company, DESC's Chairman and CEO has decided to undertake some changes within the Company involving a reorganization of Agrobios and Girsa.

For this purpose Mr. Enrique Ochoa Vega was appointed as CEO for the branded products business of Agrobios (Corfuerte, ASF and Nair). He will continue in his current function at Girsa (as CEO).

This appointment was made for the following reasons:

          o Mr. Ochoa's vast experience in restructuring businesses with operational difficulties, such as Girsa and Novum 8 years ago.

          o His extensive experience in managing branded products businesses and retail distribution of consumer products at Girsa, a division which has high profitability.

          o The need to generate within Girsa a concentration of different businesses under the same chain of production, in order to confront the challenges presented by the market more efficiently. The synthetic rubber and carbon black businesses will be under one management; the polystyrene business will incorporate phenol and acrylics; and phosphates and laminates will be under the same management. This allows a reduction in the chain of command of the CEO of Girsa, the development of human resources and talent within DESC, and frees up time for management to concentrate on branded food products.

The commodity food product business (Keken), will continue to be managed by the Company's strategic partner, with the support of DESC's corporate management, reporting directly to the Executive Presidency.

Results for the food sector will continue to be presented in the same manner that they were previously reported to the market.

                                RESULTS BY SECTOR
                                -----------------

                                UNIK (AUTOPARTS)
                                ----------------
                    (millions of constant pesos and dollars)

------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                2Q00              2Q99          2Q00 vs 2Q99          1Q00          2Q00 vs 1Q00
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (Ps.)                        2,794.8            2619.5              6.7%           2,655.8              5.2%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                          289.8             252.3             14.9%             276.6              4.8%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Exports (US$)                        182.0             161.7             12.6%             174.4              4.4%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Income (Ps.)               452.2             408.8             10.6%             435.3              3.9%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Income (US$.)               46.8              39.3             18.9%              45.4              3.1%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                      16.2%             15.6%                --             16.4%                --
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA (Ps.)                         589.2             541.6              8.8%             573.8              2.7%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA (US$)                          61.1              47.8             27.8%              59.8              2.2%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------

Results for the quarter developed positively, supported by growth in sales volumes for autos and light trucks in both Mexico and the U.S. In Mexico, during the quarter sales of 140,347 automobile units and 64,049 light truck units were reported, which, compared with 1999 represents growth of 41.7% for autos and 28.9% for light trucks.

During the quarter sales in dollar terms rose 14.9%, versus the same period of last year. This increase was due to higher sales volumes for light and medium transmissions of 4.1%, in stamping products of 46.7%, in aluminum and steel wheels of 62.5%, in axles of 7.9%, in cardan shafts of 8.7% and in constant velocity joints of 18.6%.

Exports reached US $182.0, an increase of 12.6% compared to the previous year, primarily due to growth in sales of wheels, stamping products, cardan shafts and constant velocity joints.

Utilized capacity in transmissions, stamping products, axles and constant velocity joints remained at an average of 80%.

Operating margin was higher than that registered the previous year, as a consequence of an increase in volumes and improvements in productivity which permitted sales per employee to reach US $92,000 versus US $82,000 in the same quarter of last year.

EBITDA reached a record level of US $61.1 million in the second quarter of 2000.

During the quarter, UNIK's businesses continued their investment projects for an approximate amount of US $22 million, including:

          EXPANSION PROJECTS

     >>   Expansion of capacity for stamping and painting products

     >>   New valve-production installations for export

     >>   Installation of a new production line for cardan shafts

     >>   Installation and development of a state of the art forge

     >> Expansion of steel and aluminum wheel plants, where a capacity of 1.1 million wheels/year is being installed.

          MODERNIZATION PROJECTS

     >>   Automation of several production and assembly lines of axles

     >>   Automation of the manufacturing processes of gears

     >> Internal production of several components for transmissions that were previously imported, as well as the continuation of the modernization and automation program for these plants (Tremec and TSP).

     >> Integration of the latest technology in the constant velocity joints business, with the forge that was purchased from third parties

     >> Concentration of the installation of piston plants in Celaya (Guanajuato), in conjunction with an aggressive modernization and automation program.

                 GIRSA (PETROCHEMICALS AND DIVERSIFIED PRODUCTS)
                 -----------------------------------------------
                   (millions of constant pesos and US dollars)

------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                2Q00              2Q99          2Q00 vs 2Q99          1Q00          2Q00 vs 1Q00
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (Ps.)                        2,019.5           1,847.1              9.3%            1753.3             15.2%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                          209.5             177.9             17.7%             183.0             14.5%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Exports (US$)                         69.4              51.4             35.0%              49.4             40.5%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Income (Ps.)               168.4             286.3            -41.2%             111.7             50.8%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Income (US$)                17.4              27.6            -36.9%              11.7             48.7%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                      8.3%             15.5%                --              6.4%                --
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA (Ps.)                         236.7             352.3            -32.8%             175.8             34.6%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA (US$)                          24.5              33.9            -27.8%              18.4             33.1%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------

The Petrochemicals division experienced a rapid improvement during the quarter, registering an increase in the price of primary sales products and a stabilization of raw material prices, which had been rising more than 90% as of the second half of 1999, as was the case with butadiene and styrene (raw materials for the production of synthetic rubber and polystyrene).

The following graph demonstrates the behavior of the three primary raw materials for this sector:

[Graph showing price in US cents per pound for Butadiene, Styrene and Cumene for the period June 1999 to June 2000]

This quarter, GIRSA increased volumes, primarily in the following areas: synthetic rubber 17%, polystyrene 23%, acrylics 14% and laminates 10%.

In terms of prices, during the quarter increases were implemented such as: synthetic rubber by 12%; polystyrene by 6% and carbon black by 9%, which together with cost stability, permitted an increase in operating margin of 8.3% versus 6.4% in the first quarter of 2000.

Operating expenses as a percentage of sales decreased 1%, going from 9.7% in the second quarter of last year to 8.8% in the second quarter of 2000.

Investments in fixed assets during the quarter increased US $11.8 million, principally in the emulsions plant (US $5.0), nitrile rubber (US $2.2) and laminates (US $1.8).

The following table shows the results for the Petrochemicals division:
                        (figures in millions of dollars)

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Girsa Petrochemicals         2Q00              2Q99          2Q00 vs 2Q99          1Q00          2Q00 vs 1Q00

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                         115                81             40.7%                94             22.3%

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                   5.5%             15.9%                --              2.6%                --

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA                               11                17            -35.3%                 6             83.3%

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------



This table shows results for the Diverse Products division
                        (figures in millions of dollars)

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Girsa Diversified            2Q00              2Q99          2Q00 vs 2Q99          1Q00          2Q00 vs 1Q00
Products
---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                          95                97             -2.1%                89              6.7%

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                  11.8%             15.1%                --             10.3%                --

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA                               14              17.3            -19.1%                12             16.7%

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------


                                AGROBIOS (FOOD )
                                ----------------
                    (millions of constant dollars and pesos)

------------------------ --------------- ----------------- ----------------- ----------------- -----------------
                              2Q00            2Q99*         2Q00 vs 2Q99 *         1Q00          2Q00 vs 1Q00
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
Sales (Ps.)                       833.7           1,482.8            -43.8%             762.8              9.3%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                        86.4             142.8            -39.5%              79.5              8.7%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
Exports (US$)                      23.4              22.5              4.0%              19.4             20.6%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
Operating Income (Ps.)             13.9             123.5            -88.7%              16.9            -17.7%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
Operating Income (US$)              1.4              11.9            -88.0%               1.8            -22.2%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                   1.7%              8.3%                --              2.2%                --
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
EBITDA (Ps.)                       55.7             162.1            -65.7%              55.2              0.9%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
EBITDA (US$)                        5.8              15.6            -63.2%               5.8                0%
------------------------ --------------- ----------------- ----------------- ----------------- -----------------
* The figures corresponding to the second quarter of 1999 include results for the poultry business.

The food products sector experienced a decline principally due to two factors:
(1) extraordinary charges for ASF (Authentic Specialty Foods); and (2) low sales volumes for branded products. However, the pork division rapidly improved in terms of sales, operating income and cash flow due to an increase in prices and volumes.

Following are the second quarter 1999 results excluding the poultry business:

                              (figures in millions)

---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
AGROBIOS                     2Q00              2Q99          2Q00 vs 2Q99          1Q00          2Q00 vs 1Q00
---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                       86.4.              85.8              0.7%              79.5              8.7%
---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Income                   1.4               5.6              -75%               1.8            -22.2%
(US$)
---------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                   1.7%              6.5%                --              2.2%                --
---------------------- ----------------- ----------------- ----------------- ----------------- -----------------

BRANDED PRODUCTS

CORFUERTE AND ASF (AUTHENTIC SPECIALTY FOODS)

     >> Both Corfuerte and Nair experienced a decrease in sales volume due to excess supply of tomato paste produced by Corfuerte as well as lesser demand for tuna for the end of the Easter season.

     >> In ASF extraordinary charges continue to be registered, primarily for inventories and accounts receivable which were heavily impacted by the operation of this business.

     >> Overproduction of tomatoes has resulted in a price drop of 20% which benefits production costs, but affects sales volumes due to competition against fresh products, which has impacted sales in general.

     >> Market share for tomato paste reached 58.5% between February and March, similar to the 58.6% achieved in the December 99 to January 00 period.

PORK

     >> During the quarter improvements in results were registered due to an increase in international prices for pork.

     >> The average price of sales increased 21.2% versus the same quarter of last year. However, prices have not reached international levels due to oversupply in the national market, primarily due to higher imports of pork. The average price of pork during this period was US $0.46 per pound.

     >> Volumes increased 9% in the second quarter of 2000 versus the same period of last year.

     >> Market share in the domestic market increased to reach 12%. DESC's pork division is ranked among the 12 largest producers in North America.

Operating margins per business segment were as follows:

---------------------------- -------------------------- -------------------------- --------------------------
                                       2Q00                       2Q99                       1Q00
---------------------------- -------------------------- -------------------------- --------------------------
BRANDED PRODUCTS
----------------
---------------------------- -------------------------- -------------------------- --------------------------
Operating Margin                                  0.9%                       9.5%                       4.1%
---------------------------- -------------------------- -------------------------- --------------------------

---------------------------- -------------------------- -------------------------- --------------------------
COMMODITIES
-----------
---------------------------- -------------------------- -------------------------- --------------------------
Operating Margin                                  4.2%                       1.2%                     -0.02%
---------------------------- -------------------------- -------------------------- --------------------------

                               DINE (REAL ESTATE)
                               ------------------
             (figures in millions of constant pesos and US dollars)

------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                2Q00              2Q99          2Q00 vs 2Q99          1Q00          2Q00 vs 1Q00
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (Ps.)                          221.3             383.6            -42.3%             155.3             42.5%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Sales (US$)                           22.7              36.9            -38.5%              16.3             39.3%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating                             63.2             154.8            -59.2%              36.5             73.0%
Income (Ps)
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Income (US$)                 6.4              14.9            -56.9%               3.9             64.1%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Operating Margin                     28.3%             40.3%                --             23.5%                --
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA (Ps.)                          77.8             162.8            -52.2%              51.0             52.4%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------
EBITDA (US$)                           7.9              15.7            -49.4%               5.4             46.3%
------------------------- ----------------- ----------------- ----------------- ----------------- -----------------

Sales for the quarter reached US $22.7 million, representing a decrease of 38.5% compared to the second quarter of 1999.

Results were significantly influenced by the Punta Mita project, which contributed more than 43% to sales. This project has been extremely successful. The Four Seasons Hotel as of June achieved occupation levels of over 76% with rates upwards of US $400 dollars per night. Also in Punta Mita, the sale of large lots denominated "Ranchos" was initiated, and residential lots with ocean views and golf courses were promoted, for which a high interest has been detected from an important segment of the market.

An expansion of 40 additional rooms to the 100 existing Four Seasons Hotel rooms is progressing rapidly, already in the equipment and furnishing phase. They are expected to be operational by October 2000.

The Bosques de Santa Fe project, a residential development, contributed close to 31% of sales and continues in investments and sales.

The Arcos Bosques project contributed 15% of sales, given that the sale of the last of the floors of the Arcos Bosques Tower was completed. In the South Building, 580 square meters of local commercial space were placed, with only one location left to sell.

In the Centro Corporativo, our association with ICA is progressing in line with expectations for the construction of the second stage of the North Building, and activities for the promotion and pre-sale of this asset, which will have approximately 17,000 square meters of office space, have been initiated.

FOR FURTHER INFORMATION:
----------------------------- ----------------------------------- --------------------------------- ------------------------
Arturo D'Acosta Ruiz          Alejandro de la Barreda             Alex Cancio, Peter Firestein      Webpage
Corporate Treasury            Manager of Investor Relations       Thomson Financial Investor        www.desc.com.mx
Director                      525 261 8000 ext 2813               Relations                         ---------------
525-261 80 00                 abarredag@mail.desc.com.mx          212-701-1973
ext 2830                      --------------------------          alex.cancio@thomsonir.com
----------------------------- ----------------------------------- --------------------------------- ------------------------

                                DESC S.A. DE C.V.
             CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2000 AND 1999
            (Millions of Constant Mexican Pesos as of June 30, 2000)

------------------------------------------ -------------------------- -------------------------- --------------------------
                                                     2000                       1999                       % Var

------------------------------------------ -------------------------- -------------------------- --------------------------
Current Assets
  Cash and cash equivalents                             Ps.  1,836.0               Ps.  1,879.7                       (2%)
  Other current assets                                       8,141.1                    8,013.7                         2%
     Total current assets                                    9,977.1                    9,893.4                         1%

------------------------------------------ -------------------------- -------------------------- --------------------------
Fixed Assets                                                15,274.5                   15,210.9                       0.4%

------------------------------------------ -------------------------- -------------------------- --------------------------
Investments in Unconsolidated                                    8.4                      134.6                         NA
Subsidiaries

------------------------------------------ -------------------------- -------------------------- --------------------------
Other Assets                                                 6,396.9                    6,111.5                         5%
     Total Assets                                           31,656.9                   31,350.4                         1%

------------------------------------------ -------------------------- -------------------------- --------------------------
Liabilities
  Liabilities without cost                                   3,635.6                    3,634.4                         0%
  Debt                                                      11,960.8                   11,595.8                         3%
  Deferred Taxes (Bulletin D-4)                              1,843.8                         --                         --
     Total Liabilities                                      17,440.2                   15,230.2                        15%

------------------------------------------ -------------------------- -------------------------- --------------------------
Stockholders' Equity
  Majority stockholders' equity                              9,956.0                   11,942.8                      (17%)
  Minority stockholders' equity                              4,260.7                    4,177.4                         2%
     Total stockholders' equity                             14,216.7                   16,120.2                      (12%)
------------------------------------------ -------------------------- -------------------------- --------------------------

                                DESC S.A. DE C.V.
         CONSOLIDATED STATEMENT OF INCOME AS OF JUNE 30, 2000 AND 1999
            (Millions of Constant Mexican Pesos as of June 30, 2000)

------------------------------------------ -------------------------- -------------------------- --------------------------
                                                     2000                       1999                       % Var

------------------------------------------ -------------------------- -------------------------- --------------------------
Net Sales                                             Ps.   11,199.3              Ps.  12,241.8                       (9%)

------------------------------------------ -------------------------- -------------------------- --------------------------
Operating Profit                                             1,268.3                    1,748.1                      (27%)

------------------------------------------ -------------------------- -------------------------- --------------------------
Comprehensive Financial Result                                 380.4                    (669.8)                       N.A.

------------------------------------------ -------------------------- -------------------------- --------------------------
Provisions for Taxes and Employee Profit                       476.9                      492.5                       (3%)
Sharing

------------------------------------------ -------------------------- -------------------------- --------------------------
Net Consolidated Profit                                        321.1                    1,827.1                      (82%)

------------------------------------------ -------------------------- -------------------------- --------------------------
Allocation for Net Consolidated Profit
   Majority Interest
   Minority Interest                                           148.8                    1,418.9                      (90%)
                                                               172.3                      408.2                      (58%)
------------------------------------------ -------------------------- -------------------------- --------------------------

                                DESC S.A. DE C.V.
                              FINANCIAL INDICATORS

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
                                                    Jan-Jun 2000       Jan-Jun 1999         Q2 2000          Q2 1999

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Consolidated Operating Margin                                 11.3%             14.3%              11.6%           15.2%

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Operating Margin Autoparts                                    16.3%             16.0%              16.2%           15.6%

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Operating Margin Chemicals                                     7.4%             14.1%               8.3%           15.5%

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Operating Margin Food                                          1.9%              7.5%               1.7%            8.3%

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Operating Margin Real Estate                                  26.4%             39.1%              28.3%           40.3%

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
EBITDA Margin                                                 16.1%             18.2%              16.1%           18.4%

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Interest Coverage Ratio                                                                            3.90%            4.90

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Debt/Capitalization                                                                                 0.45            0.43

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Earnings Per Share                                                                             Ps.  0.50       Ps.  1.25
(last 12 months)

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Book Value (Desc B)                                                                            Ps.  6.78       PS.  7.32

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Earnings Per ADS                                                                                US$ 1.02        US$ 2.64
(last 12 months)
------------------------------------------------- ------------------ ----------------- ------------------ ---------------

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Share Price Series "A"(end of period)                                                               5.98            9.98

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Share Price Series "B"(end of period)                                                               6.30           10.34

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Share Price Series "C"(end of period)                                                               6.20           10.50

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Share Price "ADS"                                                                                  12.88           22.63
(end of period)

------------------------------------------------- ------------------ ----------------- ------------------ ---------------
Exchange Rate (quarter end)                                                                       9.2845          9.5200

------------------------------------------------- ------------------ ----------------- ------------------ ---------------

                            TOTAL OUTSTANDING SHARES

Series "A"                      597,997,900                            41.9%
Series "B"                      543,911,760                            38.1%
Series "C"                      284,666,295                            20.0%
                                -----------                            -----
                               1,426,575,955                            100%